CORPORATE PARTICIPANTS

Michelle Layne
SafeNet — Investor Relations

Tony Caputo
SafeNet — Chairman, President and CEO

Carole Argo
SafeNet — CFO

CONFERENCE CALL PARTICIPANTS

Erik Suppiger
Pacific Growth Equities — Analyst

Matt Robison
Ferris, Baker Watts — Analyst

Michael Tieu
Southwest Securities — Analyst

Graham Tanaka
Tanaka Capital Management — Analyst

Joseph Craigen
Needham & Co. — Analyst

Chris Russ
Wachovia Securities — Analyst

Subject Company: Rainbow Technologies, Inc.
Filed by SafeNet, Inc. pursuant to
Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Registration No. 333-110520

PRESENTATION

Operator

Welcome to the SafeNet earnings conference call. (OPERATOR INSTRUCTIONS). I would like to turn the call over to your host, Michelle Layne, Investor Relations.

Michelle Layne - SafeNet — Investor Relations

Good afternoon. This is Michelle Layne, responsible for investor relations at SafeNet. With me today is Tony Caputo, CEO, and Carole Argo, CFO of SafeNet. Thank you for joining us to discuss our fourth quarter and year end 2003 earnings. If you have any questions in regards to our earnings after today’s conference call, please call investor relations at its new number, 443-327-1239, at its new location, 4690 Millennium Drive in Belcamp, Maryland, 21017.

Before I turn the call over to Tony, I would like to advise you that various remarks that will be made about future expectations, plans and prospects for the Company consist of forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as the result of various important factors, including those discussed in the Company’s Form 10-K for the year ended December 31, 2002.

Now I will turn the call over to Tony Caputo, CEO of SafeNet.

Tony Caputo - SafeNet — Chairman, President and CEO

Good afternoon, and thank you for joining us today. Today we would like to review SafeNet’s 2003 performance, discuss financial highlights for the fourth quarter and the full year, and then present 2004 guidance for SafeNet as a stand-alone company. Following that, we will give you an update on the merger with Rainbow Technologies, and then talk about our opportunities for the year ahead.

In 2003 SafeNet again was able to truly take advantage of the global priority on security and our unique position in the market.

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As a result, the financial performance turned in by our staff in 2003 was nothing short of phenomenal. Revenue grew by 104 percent, marking the second year in a row where we have been able to double revenue. Earnings growth continued to outpace revenue growth, with reported earnings per share growing by 156 percent to 88 cents per share. Such a growth rate is by itself impressive; however, when you remember that during the year the number of shares outstanding grew by 69 percent, primarily as a result of the secondary offering, which greatly strengthened our balance sheet, we believe the power of SafeNet’s business model is becoming increasingly evident.

Other operating margins are also terrific. Operating profit grew from 3.5 million in 2003 to 15.5 million in 2004. Gross margins increased from 72 percent to 78 percent, and operating margins grew from 11 percent in 2003 to 23 percent in 2004, including the record 32 percent operating margin recorded in the fourth quarter of ’03.

Since we were able to out-deliver on all of our commitments, I would like to briefly recap key SafeNet accomplishments this past year.

The Company’s 104 percent revenue growth in 2003 was generated by the combination of strong organic growth and three acquisitions that complemented our customer and product strategy, as well as meeting our aggressive financial criteria. Revenue grew organically by 27 percent in 2003. The largest acquisition of course was the Cylink transaction, and there we integrated its people and product within the SafeNet organization ahead of our own aggressive plans. The Cylink business, which had been in decline, is now growing again, as witnessed by the following facts.

In the two years prior to the acquisition by SafeNet, Cylink revenues declined by an average of 36 percent per year. In 2003, our successful integration activities led to 18 percent growth of revenue from Cylink products. Prior to the Cylink acquisition, reaction from our customers was very positive, but the ultimate results have exceeded even our own high expectations. And we have clearly positioned SafeNet as the single source vendor for Wide Area Network and Virtual Private Network security solutions.

As a direct result of that acquisition, we launched the SafeEnterprise Security System, which blends the best security offering from both our companies with new products and gave us the only centralized management platform on the market today, which works seamlessly across both private WAN, and public VPN systems.

The acquisition of Raqia Networks afforded our goal of diversifying into content inspection. And subsequently, we announced the first product in our recently named content inspection series, the SafeXcel-4850 chip. Later in the year, we purchased the assets of the OEM Products Group of SSH

Communications, in order to add software products which complement the 4850 chip. This acquisition also adds an impressive base of new OEM customers and further expands the scope of SafeNet’s embedded product line with top-notch security and networking tool kits.

A very important priority for us in 2003, as outlined at the beginning of the year, was to widen our government reach, particularly with the Department of Defense and the Department of Homeland Security. And we more than met what I considered very high expectations in this area. Significant accomplishments in the government market include — revenue from the U.S. government is now more than 50 percent of total SafeNet revenue. The new Department of Homeland Security chose SafeNet products to protect communication on its backbone network, resulting in revenues, which exceeded 10 percent of our total revenue in ’03.

At the Department of Defense, we signed a multimillion-dollar contract licensing all U.S. government agencies to use SafeNet’s new HighAssurance Remote VPN software. And importantly, I am pleased to inform you today that in the fourth quarter of 2003, this license was renewed by the U.S. government.

We also successfully began entering the market for protection of top-secret government communications, with design wins for our soon-to-be available top-secret VPN chip, which complies with the government’s HAIPE standard, High Assurance Internet Protocol Encryption.

In the fourth quarter, we also licensed the SafeNet Security Management Center to L3 Communications, Inc., so that L3’s customers can take advantage of the same central management, which we provide to customers today. We believe it is quite likely that this new partnership will result in new joint customer wins for SafeNet and L3 Communications during 2004.

Moving from our Enterprise division to the hardware/software, chips and intellectual property — which we sell via OEMs to a variety of organizations, and now to individual consumers — we extended our existing relationships with three important OEM partners — Cisco, ARM and Texas Instruments. Cisco, widely viewed as a pacesetter in the industry, decided to license our intellectual property for use in an ASIC to be used in its next generation routers. ARM, with whom we formed a relationship in July of 2002, expanded our relationship in 2003, and as a result, we’ll now support its TrustZone technology, a new security extension to its foundation architecture, which will be available in the new ARM 11 processor.

And then, one of our most visible OEM relationships is with Texas Instruments, who selected SafeNet chips to provide cell phone security. TI is using our encryption platform in five new OMAP processors, and production shipments began in the fourth quarter. We have an excellent relationship with this partner, and today’s news that TI has expanded our wireless license into a corporate-

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SFNT — Q4 2003 SafeNet Earnings Conference Call

wide license demonstrates the strong partnership, which we have, and also validates that security has become a mainstream priority among major semiconductor manufacturers.

We also added a number of new OEM partners during the year, including NETGEAR, HP, and NEC. And also now, given our new relationship with Cinea, Inc., we are moving into the entertainment arena and protecting digital video content.

In wrapping up the list of key events for the year was the follow-on offering, which raised $83 million and put us in a strong financial position from which to build our aggressive growth plans and support operational goals.

I would like to now ask Carole to discuss our financial results.

Carole Argo - SafeNet — CFO

Thanks, Tony. For the fourth quarter of 2003 we reported revenues of 18.8 million, up 9 million, or 91 percent, compared to revenues of 9.8 million for the same period in 2002, and an increase of 1.2 million, or 7 percent, compared to 17.6 million in revenues for the quarter ended September 30, 2003.

Non-GAAP net income for the quarter was 4.2 million, or 30 cents per diluted share, compared to 1.6 million, or 19 cents per diluted share for the same quarter in 2002, and 2.6 million, or 20 cents per diluted share for the quarter ended September 30th, 2003. The non-GAAP results exclude income and losses from discontinued operations, acquisition costs, and assumes a 35 percent effective income tax rate. Non-GAAP adjustments for the fourth quarter of 2003 had the effect of increasing our net income by 200,000, or 2 cents per diluted share. On a GAAP basis, income from continuing operations for the fourth quarter of 2003 was 4 million, or 28 cents per diluted share, versus 1.8 million, or 22 cents per diluted share for the same period last year.

Financial results for the fourth quarter of 2003 include the following highlights. We had exceptionally strong growth in both license and royalties during the quarter, which resulted in a sequential increase of 5.6 million. This increase is due to new significant licenses in both the Enterprise and Embedded business segments, as well as contributions from our SSH acquisition, which accounted for approximately 600,000 in new licenses during the quarter.

Significant license deals during the quarter include — the L3 Communications contract for license of classified technology; software renewals for the government-wide SoftRemote license; significant milestones reached on our development of our chip technology license and development contract; and additional fees related to the expansion of our TI relationship into a corporate-wide license. License from royalties totaled 47 percent of total revenues compared to 28 percent of revenues in the same quarter of 2002 and 19 percent of total revenues for the third quarter of 2003. In comparison to the fourth quarter of last year, license and royalty revenues were up 219 percent, due to increased sales of software licenses, IP sales, and royalties.

Product revenues represented 35 percent of total revenues in the fourth quarter. This compares to 59 percent of revenues in the same quarter last year and 63 percent of revenues in the third quarter of 2003. Our product revenues decreased by 4.4 million from the third quarter of 2003, primarily a result of fewer larger deals in our government sector during the quarter. We were more than able to offset decreased product revenues with our strong license and royalty revenues during the quarter. Our broad portfolio of products and customers has allowed us to deliver consistent revenue growth for the overall business.

Service and maintenance represented 17 percent of total revenues compared to 13 percent of revenues in last year’s fourth quarter and 18 percent on a sequential basis. Revenues from our previously reported large customer, were once again, less than 2 percent in this quarter’s revenue. We had one Enterprise customer that contributed 18 percent of total revenues during the fourth quarter.

Our gross margins increased as we grew our base of license and royalty revenues. Gross margins were 82 percent in the fourth quarter of 2003 compared to 76 reported for the same quarter last year and 77 percent in the third quarter of 2003. Our operating expenses for the fourth quarter of 2003 increased by 76 percent over the same quarter in 2002, and were down 3 percent on a sequential basis. The year-over-year increase is attributed primarily to costs related to our Cylink, Raqia and SSH acquisitions, as well as additional investments that we’ve made in research and development and sales and marketing during the year. The quarter-over-quarter decrease is primarily due to reclassification of a portion of our R&D expense from R&D to cost of goods sales related to the revenue recognized on our NSA development and license contract. This decrease also relates to the absence of outside chips (indiscernible) during the order.

Our non-GAAP operating income for the quarter was a record 6.1 million, versus 2.1 million for the same period last year and 3.9 million for the third quarter of 2003. Our operating margins were 32 percent in the quarter, versus operating margins of 22 percent in both the fourth quarter of 2002 and the previous quarter.

Now I would like to go over highlights of the full year 2003. For the year, we reported revenues of 65.8 million; again, an increase of 104 percent compared to 2002. Our revenue growth for the year, exclusive of the WAN business acquired from Cylink, was 27 percent. (indiscernible) the high end of our organic growth target range, which we constantly quote being between 20 and 30 percent.

Our gross margins for the year improved from 72.2 percent in 2002 to 78.3 percent, due to an increase in higher margin sales from

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SFNT — Q4 2003 SafeNet Earnings Conference Call

license and royalties, as well as service and maintenance revenue, and improved gross margins across all of our revenue categories. We leveraged our operating expense base during the year to an overall 55 percent of revenue in 2003, from 61 percent of revenue in 2002. Improved gross margins and operating expense leverage resulted in significant improvement in operating margins, going from 11.1 percent in 2002 to 23.5 percent in 2003. Our non-GAAP EPS from 2003 was 88 cents, an improvement of 159 percent compared to 2002.

In reporting our non-GAAP earnings, we exclude the following items from GAAP — amortization of acquired intangible assets which are included in cost of sales, which for the year totaled 2.7 million; we also wrote off 9.7 million of acquired in process R&D related to the acquisitions of Cylink and SSH; the total cost of integrating Cylink, Raqia and SSH was 3.9 million for the year, and primarily included outside professional service insurance cost; we also exclude amortization of acquired intangible assets and operating expense, which was 4.7 million in 2003; and, since the Company still has NOLs which has the effect of lowering our effective tax rate, we do report our earnings utilized at an expected tax (indiscernible) rate of 35 percent, and this results in recording additional tax expense of 4.2 million during the year. The exclusion from GAAP were non-cash charges, with the exception of our integration costs, and had the effect of increasing our net income by 16.8 million during 2003.

The close of the year was 117 million in cash, restricted cash and short-term investments, an improvement from the 32 million at the end of 2002. Cash flows from operations increased by approximately $10 million during the year. Our DSOs for the quarter were 66, compared to 56 in the prior quarter. Our deferred revenue increased by 1.9 million, from 3.1 million in the third quarter to 5 million in the fourth quarter. The increase is primarily due to deferred revenue associated with our acquisition of SSH, as well as several large maintenance contracts closed during the quarter.

In summary, we more than doubled our revenue, our operating margins, and improved reported EPS by more than 150 percent. We finish the year with a solid cash position and no debt. This provides a sound financial base entering into 2004.

Now I would like to move towards our — to discuss our guidance for 2004.

I would like to reiterate that these statements are based on current expectations of continuing operations. Our earnings guidance does not include the effect of amortization on identifiable intangibles, and is presented based on the assumption of the 35 percent income tax rate. Our guidance is for SafeNet as a stand-alone company, and does not take into account our pending merger with Rainbow Technologies or any other business combination. These statements are forward-looking and our actual results may differ materially.

We entered 2004 on very solid financial ground, and we have hit the milestones we outlined last year. We anticipate that revenues for the first quarter of 2004 will be approximately 19 million to 19.5 million. This represents an increase of approximately 35 percent compared to our first quarter last year. We anticipate our non-GAAP EPS to range between 24 and 27 cents per share. For the full year we expect total SafeNet revenues to be approximately $83 to $86 million. This represents growth at the midpoint of the guidance of 28 percent in comparison to our 2003 results. We expect SSH to contribute approximately 5 million in revenue for 2004, and our revenue growth rate adjusted for SSH is expected to be 21 percent; again, using the midpoint of the revenue guidance range. We anticipate a non-GAAP EPS between $1.05 and $1.10 in 2004. This represents an increase on earnings ranging from 19 percent to 25 percent over the prior year. And we expect a fully diluted share count for the year to be approximately 14.5 million.

The Company continues to utilize the effective tax rate of 35 percent in its earnings. The total of items excluded from non-GAAP reporting for 2004 will have the effect of increasing our GAAP net income by 2 to 5 cents for the first quarter of 2004, and by 2 to 9 cents for all of 2004.

I would like now to take this opportunity to update you on where we are with regard to the Rainbow merger. When we announced the merger during our third quarter earnings conference call last year, we stated that there were regulatory and shareholder approvals necessary to close this transaction. It’s cleared Hart-Scott-Rodino, and we are currently in the process of having our S-4 filing reviewed by the SEC. Once the SEC has cleared our S-4, we will quickly move to hold our shareholder meeting. At this point, we expect the shareholder meeting to take place some time in the beginning of March.

Once the merger is complete, we expect to hold an investor conference updating investors on the merger, and we will discuss the following items — the organizational structure; our combined product strategy; our integration plans, including integration cost synergies and time lines; and we also provide guidance for the combined Company, including how we will report the combined Companies on a go-forward basis.

At this time, I would like to turn the call back to Tony.

Tony Caputo - SafeNet — Chairman, President and CEO

Thanks. Carole stated in our guidance that as a stand-alone company in 2004, we will continue to see strong organic growth as our existing business gains traction in government, finance, and OEM market. I would like to provide some background on opportunities, which we believe will drive that growth in ’04.

This year, we expect the Department of Homeland Security will continue to be an important customer as they further build out their

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backbone network with SafeNet products, and also begin work on the Homeland Security Data Network, which will use public networks to connect DHS — or the Department of Homeland Security — to state and local governments. Importantly, we also expect that the Department of Defense will become a significant customer in 2004, as new SafeNet-protected department-wide networks are deployed.

We will also grow in civilian government agencies in ‘04. For example, we have won and are now deploying a second VPN application at the Internal Revenue Service. This application is a managed service by which SafeNet is providing VPN, firewall, and routing capabilities to the IRS and several hundred large corporations where IRS auditors are permanently located. We are and will manage and maintain this secure network from our headquarters in Maryland, thus generating repetitive monthly service revenue, rather than periodic product sales revenues.

On the commercial side of the Enterprise division, successes, which were achieved in the banking community in the second half of 2003 will generate growth this year. The new banking customers are both international and domestic, including another top 10 U.S. Bank, which has begun ordering the SafeEnterprise Security System to protect both private Wide Area Network and public Virtual Private Network communications.

On Embedded side of our business, we’ll also enjoy strong growth in 2004 driven by additional licensing of our chip technology to semiconductor manufacturers — so you can expect to hear continued announcements in that area; new software licenses and chip designs (indiscernible) by the combined product offering now available to our customers as a result of the SSH acquisition; and a continuation of extending our security technology to the wireless market.

Finally, before we go to Q&A, I would like to add some thoughts about our merger with Rainbow Technologies. Now that we have had several months to prepare and plan the integration, our employees are very excited about the potential, and probably a bit surprised, given Rainbow’s size, at how perfectly we fit together. Today we are more convinced than ever that Rainbow and SafeNet will make a perfect marriage.

I can tell you too that as an example, our Embedded team is chomping at the bit to take the Rainbow lockbox appliance now being sold to Microsoft out to the wireless carriers. We believe there are opportunities in the market beyond what we had originally envisioned. For example, we now offer the best security for handsets, but we are not able to offer an end-to-end solution. With lockbox and the Sentinel licensed management products, we’ll be able to offer carriers the ability to protect their lower end software offerings — such as games — plus the content itself — such as music and video — as well as protect intellectual property in the handsets. The Sentinel product will provide the framework for protecting that intellectual property and securely downloading software and content. We will be looking to roll out such an end to end solution shortly after the integration with Rainbow has been completed.

Finally, in our conversations with both Rainbow and SafeNet customers, I can say with certainty that they are excited about the combination. In fact, we are learning about opportunities to extend Rainbow products in a way that we had not considered. For example, I recently met with the leader of a major U.S. government intelligence agency and his senior staff, in order to brief them on the benefits,which they will enjoy from the combination of our government-focused products. The director and his staff were enthusiastic about the combined products, and then surprised us by asking if we could also use the Rainbow digital rights management products to protect top-secret government applications. This is a perfect technology transfer of sorts, shifting digital rights management from commercial applications to the government, which is seeking to compartmentalize its classified information and carefully control access on a variety of levels.

We are going to take your questions now, but before we do, I would just briefly like to summarize today’s report.

And basically the highlights are — a record fourth quarter, which was an appropriate end to a terrific 2003 performance by the SafeNet team; a 2004 outlook for SafeNet as a stand-alone company which is for another year of strong growth in revenue and profits; and with the planning phase of the Rainbow merger now largely finished, our staff is even more optimistic about the combination of these two strong companies than we were three months ago.

At this time I would like to ask our operator to rejoin us so that we can see if we may perhaps be able to answer questions. Operator?

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Erik Suppiger, Pacific Growth.

Erik Suppiger - Pacific Growth Equities — Analyst

The Rainbow acquisition, is the completion of that getting pushed out some?

Carole Argo - SafeNet — CFO

Well, it’s not — yes, I think it is taking a little bit longer than what we expected, and I think that is really a factor of the SEC review and timing of when we did the SEC filing. Our hope was that under best-case scenario in January we would be able to have a shareholder meeting, assuming no SEC review. We have been selected for SEC review, and that process is taking longer than what we anticipated, I think, with the holidays. That really put some time in.

Erik Suppiger - Pacific Growth Equities — Analyst

So it’s the SEC. On the product side, it sounds as though you had a significant fall-off in large deals with the government. Can you expand on what exactly happened there?

Tony Caputo - SafeNet — Chairman, President and CEO

Yes. Basically, there are times when you go through some peaks and valleys with government customers, and a large contract that we would love to have seen go forward in the fourth quarter was delayed a bit and will go forward, certainly, in the first half of this year. And the customer is going to be a very large customer — brand new government customer.

Erik Suppiger - Pacific Growth Equities — Analyst

So can we assume that the decline is largely attributable to one contract in particular?

Tony Caputo - SafeNet — Chairman, President and CEO

Yes, I think you can. As you know, government revenue can sometimes be lumpy, and I think we were prepared for this with other license revenue that allowed us to continue to meet our goals.

Erik Suppiger - Pacific Growth Equities — Analyst

Okay. So would that imply that in the March quarter, given that you’re looking for a modest sequential increase, would we anticipate that products may be returned back to the levels that they have been historically, and license and royalties would come down? In terms of the mix, what should we anticipate?

Carole Argo - SafeNet — CFO

I think what you’ll do is you will see product revenue going back to what it has as a percentage of total sales, what it has been pretty much in the second and third quarter of this year. And I would expect that you would see our license and royalty revenue as a percentage of sales in absolute dollars go down from Q4 to Q1, but be up as a percentage of sales from what we were running prior to this fourth quarter.

Tony Caputo - SafeNet — Chairman, President and CEO

One more comment on that. I think that it is important to keep in mind that on a quarter-to-quarter basis, the product revenue may move around up and down sometimes. But the clear trend that is taking place in our business is that we continue to move more and more revenue, or a greater percentage of revenue, to the highest margin levels of service, maintenance, and license and royalty. And we expect that trend will continue in ’04.

Erik Suppiger - Pacific Growth Equities — Analyst

Okay. And then finally, and I will let you move on, can you comment at all about the status of how Rainbow’s business is progressing? Are we going to get any updates on that?

Tony Caputo - SafeNet — Chairman, President and CEO

Rainbow is planning to hold its fourth quarter conference call during the second week of February, and at that point in time they will do the same thing we’re doing today, report their ’03 results. And we expect that they will also provide stand-alone guidance for Rainbow for 2004.

Erik Suppiger - Pacific Growth Equities — Analyst

Okay, very good. Thank you.

Operator

Matt Robison, Ferris, Baker Watts.

Matt Robison - Ferris, Baker Watts — Analyst

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SFNT — Q4 2003 SafeNet Earnings Conference Call

Carole, can you talk a little bit about the Embedded versus Enterprise security mix?

Carole Argo - SafeNet — CFO

Yes. For the year — for the quarter, Enterprise was about 76 percent, around 75, 76 percent for the quarter. And of course, the difference being embedded. And for the full year, at least full year about a 70/30 split.

Matt Robison - Ferris, Baker Watts — Analyst

Eric got a lot of good questions in there. I’m not left with much here. Can you talk a little — can you tell us what operating cash flow was? And was the Cisco license done in the fourth quarter, or did that occur this year already?

Carole Argo - SafeNet — CFO

Operating cash flow for the quarter was about 5.5 million during the quarter, 10 for the year was in the commentary. And the Cisco license? You’re talking about the license that —?

Matt Robison - Ferris, Baker Watts — Analyst

The one that Tony mentioned.

Carole Argo - SafeNet — CFO

Yes.

Tony Caputo - SafeNet — Chairman, President and CEO

No, that was done earlier in the year. I was covering that, Matt, —

Matt Robison - Ferris, Baker Watts — Analyst

Oh, that was in the full year comments.

Tony Caputo - SafeNet — Chairman, President and CEO

— in the full year comments. Licenses that occurred in the quarter were the expanded TI license that was announced earlier today, the renewal of the government VPN software license, and the license of technology to L3 Communications.

Matt Robison - Ferris, Baker Watts — Analyst

Can you give us a little flavor on the royalties, how much that was of the total licensing royalties?

Carole Argo - SafeNet — CFO

No, we don’t breakout royalties.

Matt Robison - Ferris, Baker Watts — Analyst

Was it -can’t you talk about flavor, just —

Carole Argo - SafeNet — CFO

It was up. It was noticeably up from the third quarter, our royalty number.

Matt Robison - Ferris, Baker Watts — Analyst

Single digit percentage of licenses and royalties?

Carole Argo - SafeNet — CFO

I’m not going to comment.

Matt Robison - Ferris, Baker Watts — Analyst

Well you had a big spike, you know? And you had almost as big a sequential decline in the product size. So give us a sense for the recurring nature of that since so much of your business model is baked around it. I mean, that’s nice that you are able to manage these lumps, but they’re still lumps. So there is a little bit more, I think, that needs to be put on the bones in that context.

Carole Argo - SafeNet — CFO

Okay. We can talk about the different licenses that we have. All of our deals include royalties with that. We did see an increase in royalties in the fourth quarter versus the third quarter, and it was, I would say, high single digits was the increase that we had in royalties.

Matt Robison - Ferris, Baker Watts — Analyst

Okay. Thanks for giving us a little more there.

Operator

Michael Tieu, Southwest Securities.

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SFNT — Q4 2003 SafeNet Earnings Conference Call

Michael Tieu - Southwest Securities — Analyst

Just a follow-up on the product mix. What do you expect the mix to be for 2004?

Carole Argo - SafeNet — CFO

I would expect the product mix to be somewhere between — with the exception of the fourth quarter, we ended up with license and royalties for the full year being at 25 percent, products being close to 59 percent, and service and maintenance being 16 percent. And that’s for the full year ’03. If we would have normalized our fourth quarter, we would be approximately 18, 19 percent for the full year, related to license and royalties. And in the low 60s for product. Going forward, we do expect that license and royalties will be in the mid-20s, more between 25, 27 percent, low 60s for products, and service and maintenance about 15 percent.

Michael Tieu - Southwest Securities — Analyst

Okay. And what do you expect gross margin on the blended basis to be in the Q1 quarter?

Carole Argo - SafeNet — CFO

Approximately 77 percent; 75 to 78 percent.

Michael Tieu - Southwest Securities — Analyst

Okay. Was there any significant change in the number of people in R&D, what is the headcount?

Carole Argo - SafeNet — CFO

We added approximately 20 people during the quarter in R&D, and of that, a good chunk came from SSH.

Michael Tieu - Southwest Securities — Analyst

Okay. And yet you were able to lower the R&D expenses, so I know that you allocated some of that to cost of goods sold.

Carole Argo - SafeNet — CFO

Yes.

Michael Tieu - Southwest Securities — Analyst

Could you give us a sense of how much of that was allocated?

Carole Argo - SafeNet — CFO

Yes, about 500,000 that was allocated to cost of sales, 5,600,000, to cost of sales from R&D. And in addition to that, we normally have outside chip spins on products, and there were no new products released during the fourth quarter. So there was not chip spin cost in that number; that number ranges from anywhere between 2 to 400,000 per quarter, normally.

Michael Tieu - Southwest Securities — Analyst

My last question is, how much do you expect to receive from the TI relationship in Q1?

Carole Argo - SafeNet — CFO

I don’t have a good report on that yet.

Operator

Graham Tanaka, Tanaka Capital Management.

Graham Tanaka - Tanaka Capital Management — Analyst

Congratulations, guys, on a great quarter. Tony, you mentioned — you highlighted three important reasons for being optimistic this year, and I was wondering if you would just embellish a little bit on the Homeland Security for the local governments, and the IRS network thing and then the banking, as to whether — what kind of legs they might have in terms of revenue levels or growth beyond ’04 and profitability? Since they are large, do you take lower margins?

Tony Caputo - SafeNet — Chairman, President and CEO

They are all nicely profitable. The IRS contract I think is going to be the one that will probably be the most profitable because of the repetitive nature of the revenue. And we’re hopeful that that contract can grow beyond the level that we have it at this point in time, with 200 committed corporations on the contract. The Homeland Security contract is going to have quite a bit of legs in terms of time. The first phase that we did in 2003 was the backbone network, a very high-speed backbone network connecting major agencies of the Department together. That is being extended, and we are now starting — the Department is now starting the next phase of its network connectivity, which is basically connecting itself to state and local governments and first responders. That HSDN — or Homeland Security Data Network — project will go into pilot phase in the first half of this year, with less than a half dozen sites participating in the pilot, and in the second half of the year should begin to go into procurement,

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although there are already some RFPs on the street to which we and a partner are responding.

Graham Tanaka - Tanaka Capital Management — Analyst

Is this a sole source?

Tony Caputo - SafeNet — Chairman, President and CEO

No, it’s a request for proposal at this point in time.

Graham Tanaka - Tanaka Capital Management — Analyst

Okay.

Tony Caputo - SafeNet — Chairman, President and CEO

We are, I expect, going to work very closely with the Department and cooperate in the pilot projects, and that will continue to strengthen what is already a good relationship between us and both the individual agencies and the CIO staff at the Department of Homeland Security. Again, this should be quite profitable, and since it’s not even to the early stages of the HSDN project, which is really the large one, it is clearly going to have long legs. The third one I mentioned was Department of Defense, and that, too, is a brand new project, which is just starting. Several of the networking companies were chosen to provide backbone networking equipment very recently, and soon the security phase of that project will start. It’s part of a major DOD program that, again, will be multi-year. And also, because of its high-speed, high-performance requirements, the pricing of the products tends to be quite high. So profitability should be good.

Graham Tanaka - Tanaka Capital Management — Analyst

I thought you mentioned something about a banking —?

Tony Caputo - SafeNet — Chairman, President and CEO

I did, I’m sorry. You said three, and so I rattled three.

Graham Tanaka - Tanaka Capital Management — Analyst

Sorry.

Tony Caputo - SafeNet — Chairman, President and CEO

The banking is at standard rates. There are some discounts normally involved with large customers. So I would expect that we will see good product revenue — good product margins from the customer. And again, it’s early phase. We had a little bit of revenue in the fourth quarter from this customer; we are expecting a lot more in ’04.

Graham Tanaka - Tanaka Capital Management — Analyst

Thank you. Congratulations.

Operator

Joseph Craigen, Needham Inc.

Joseph Craigen - Needham & Co. — Analyst

First just a clarification. I think you said over 50 percent of revenue from the federal government. Was that in Q4, even without that one deal?

Tony Caputo - SafeNet — Chairman, President and CEO

Joe, I don’t know the answer to that number. I suspect it was.

Carole Argo - SafeNet — CFO

It is correct.

Tony Caputo - SafeNet — Chairman, President and CEO

Is that correct?

Carole Argo - SafeNet — CFO

It is correct.

Joseph Craigen - Needham & Co. — Analyst

It was over 50 percent even without that one deal?

Carole Argo - SafeNet — CFO

Yes.

Joseph Craigen - Needham & Co. — Analyst

Could you comment a little bit on the performance of financial services in the quarter, and also what you’re seeing now?

Carole Argo - SafeNet — CFO

Final Transcript

SFNT — Q4 2003 SafeNet Earnings Conference Call

I think financial services for us was up marginally in the fourth quarter versus the third quarter, and that is what we’re seeing. We’re seeing some activity in other parts of the world, but performance in financial services this quarter versus last quarter was marginal, marginally up.

Tony Caputo - SafeNet — Chairman, President and CEO

I think the color I would add to that is that that’s the area of our business where the sales teams are getting new customers. The revenue, typically, from a new customer starts out small as the customer does a pilot project and then a small production project. But we are seeing new wins in that part of our business, as I mentioned in my comments, both outside the U.S. and with another large top 10 bank in the U.S. this year. Outside the U.S., the teams seem to be doing particularly well with central banks and some of the commercial banks in various parts of the world.

Joseph Craigen - Needham & Co. — Analyst

Okay. And what about competition in financial services and also in government — any changes?

Tony Caputo - SafeNet — Chairman, President and CEO

No, I would not say any changes. It continues to be strong, and I would say that where the customer values strong security and the breadth of the product offering that we can provide, we do very well.

Joseph Craigen - Needham & Co. — Analyst

Can you just touch on the difference in competition between your high-end products and low-end products, and the traction you’re seeing at either end of the spectrum in general?

Tony Caputo - SafeNet — Chairman, President and CEO

I think at the high-end we have a very, very strong competitive position. Whether it is WAN or VPN, the combination that we — we provide a combination of strong security and very high performance, and that is very attractive to those customers. In the low-end, there is, I would say, very tough competition. We do well with our new low-end gateways, the HA 500 and 1000 in applications like the IRS application, where the remote site needs a combination of VPN, firewall and routing, which is the capability that are in those products. We don’t yet have intrusion detection or anti-virus in those products, so if the customer is seeking those capabilities, we are obviously not as competitive at this time.

Joseph Craigen - Needham & Co. — Analyst

Okay. Thank you.

Operator

Chris Russ, Wachovia Securities.

Chris Russ - Wachovia Securities — Analyst

Nice quarter. I wanted to focus on the license and royalty line item again. I guess you had mentioned it was up 5.6 million sequentially, which is just incredible performance. I guess that’s like 260 percent sequentially. And I guess 600,000 came from SSH. And the other contracts I guess were at the L3 deal, the software renewals for the SoftRemote contract with the government, milestones on the chip development and expansion of the TI relationship. Of those four separate pieces of business, which would you say were the most significant contributor in the quarter?

Carole Argo - SafeNet — CFO

Our license with L3.

Chris Russ - Wachovia Securities — Analyst

With L3?

Carole Argo - SafeNet — CFO

Yes.

Chris Russ - Wachovia Securities — Analyst

Is there a possibility that you could get some recurring component out of that in the future, or do think that is just sort of a onetime event?

Tony Caputo - SafeNet — Chairman, President and CEO

I think what you will see there, Chris, is that this is the beginning of a partnership where there will be product opportunities for both of us going forward.

Chris Russ - Wachovia Securities — Analyst

Okay. So are they — I guess they are also a competitor in some respect, is that correct?

Tony Caputo - SafeNet — Chairman, President and CEO

Final Transcript

SFNT — Q4 2003 SafeNet Earnings Conference Call

Yes. It’s kind of like our commercial space. L3 might be a competitor, but I would point out, for example, that they are also a partner with Rainbow today in the voice communication security market. L3 makes the secure phone, which is used by the government today, and Rainbow provides the crypto plug-in card, PC card, which contains crypto and individual identities. So they — their fortunes are joined there. We see the opportunity to do more of that with L3, and, obviously, they did also, in the data area.

Chris Russ - Wachovia Securities — Analyst

Alright, great. So given the incredible performance with licenses, I guess 47 percent of revenue came from that license and royalty line item. But you don’t think — Carole, your guidance was that it should be like mid 20 percent throughout ’04, correct?

Carole Argo - SafeNet — CFO

Yes, mid to high 20s.

Chris Russ - Wachovia Securities — Analyst

Obviously gross margin was very high this quarter because of the favorable mix shift in revenue —

Carole Argo - SafeNet — CFO

That’s right.

Chris Russ - Wachovia Securities — Analyst

— but do you think (indiscernible) gross margin guidance for the first quarter is still pretty good at 75 to 77 percent? Do you think you could see another quarter where you’re above 80 percent at some point in ’04?

Carole Argo - SafeNet — CFO

Yes.

Chris Russ - Wachovia Securities — Analyst

Okay. So that — will that be driven by, again, a more favorable mix shift toward license revenue throughout ’04?

Carole Argo - SafeNet — CFO

Yes.

Chris Russ - Wachovia Securities — Analyst

Okay. In the TI relationship, that was just a license payment, right? That did not include much royalty revenue from the OMAP contract? Is that correct?

Carole Argo - SafeNet — CFO

We had a combination of both during the quarter.

Chris Russ - Wachovia Securities — Analyst

Okay. Alright.

Tony Caputo - SafeNet — Chairman, President and CEO

Chris, I might add that the new TI contract will also include royalties on the added — the opportunities that were added as part of the new contract.

Chris Russ - Wachovia Securities — Analyst

Okay. And would that give you the opportunity to generate more dollar content per phone, per 2.5 and 3-G phone? How would that work?

Tony Caputo - SafeNet — Chairman, President and CEO

No, it won’t add to the ASP per phone, it adds to the number of chips that we can get an ASP from.

Chris Russ - Wachovia Securities — Analyst

Okay.

Tony Caputo - SafeNet — Chairman, President and CEO

The thing that will add to the ASP per phone are the products that we are bringing out, the software products coming from — first from the SSH acquisition, where we will soon be shipping software tool kits for the wireless market; and then, subsequently, from the Rainbow merger, where we will be able to deliver digital rights management capability to the wireless market, which is in high demand today. Each of those will add to the ASP per phone.

Chris Russ - Wachovia Securities — Analyst

Final Transcript

SFNT — Q4 2003 SafeNet Earnings Conference Call

Great. And then the license with the government to renew the SoftRemote client, was that an expansion of the original? In other words, was the dollar amount larger than the initial contract?

Carole Argo - SafeNet — CFO

No, it was not.

Chris Russ - Wachovia Securities — Analyst

Okay. Could that expand in the future, though?

Carole Argo - SafeNet — CFO

Yes, it could. It’s one part of what they’re looking for.

Chris Russ - Wachovia Securities — Analyst

Great. Thank you.

Operator

Erik Suppiger, Pacific Growth.

Erik Suppiger - Pacific Growth Equities — Analyst

Just following up on the TI piece. Are those volumes at the levels that you were anticipating? In other words, are we at a full run rate at this point that will last through 2004?

Carole Argo - SafeNet — CFO

They are not at a full run rate right now. I think Tony mentioned the number of units that TI — number of models that TI was shipping that had SafeNet products or technology in it, so they’re currently not at the full run rate across their wireless platform, Eric.

Erik Suppiger - Pacific Growth Equities — Analyst

Are you seeing all of the models shipping that you are included in at this point?

Carole Argo - SafeNet — CFO

No, not all of them are shipping. There are a couple of major ones that are shipping at this point in time, and the wireless market rebound started in the fourth quarter. And remember, that hits SafeNet’s revenue in ’04.

Erik Suppiger - Pacific Growth Equities — Analyst

Okay. Was there any royalties from chips that shipped in Q3 in this quarter?

Carole Argo - SafeNet — CFO

Yes.

Erik Suppiger - Pacific Growth Equities — Analyst

I assume and that was pretty nominal?

Carole Argo - SafeNet — CFO

We started getting a trickling of royalties from TI in Q3, and an increase in Q4. Our expectation is that we’ll have much more of an increase in the first quarter.

Erik Suppiger - Pacific Growth Equities — Analyst

Much more of an increase in Q1, you say?

Carole Argo - SafeNet — CFO

Yes.

Erik Suppiger - Pacific Growth Equities — Analyst

And what you’re talking about is the actual volumes, which means that that translates into revenues the following quarter?

Tony Caputo - SafeNet — Chairman, President and CEO

That’s right. The OMAP chips began shipping in production quantities in the fourth quarter. Now, that is quantities we expect are going to ramp throughout ‘04, but you should begin to see royalty revenue in Q1.

Erik Suppiger - Pacific Growth Equities — Analyst

Okay. Tony, can you just remind us what your — how many models you are now included in, and how many that is out of the total at TI?

Tony Caputo - SafeNet — Chairman, President and CEO

Final Transcript

SFNT — Q4 2003 SafeNet Earnings Conference Call

Okay, let me see. I’ve got to think about the total for a second. We originally announced that we were in five; they have introduced another model, which has us in at, so that’s 6; and there are a total of 10 models. So we are in 6 out of 10.

Erik Suppiger - Pacific Growth Equities — Analyst

Okay. Last question. You’re deferreds were up. Was that because of the service and maintenance contracts?

Carole Argo - SafeNet — CFO

It was a combo. Service and maintenance contracts, we closed some nice deals in our fourth quarter that were renewed. And also, we had some component of deferreds coming over from SSH.

Erik Suppiger - Pacific Growth Equities — Analyst

Thank you very much. Congrats.

Operator

Matt Robison, Ferris, Baker Watts.

Matt Robison - Ferris, Baker Watts — Analyst

My question has been answered.

Operator

(OPERATOR INSTRUCTIONS). I am showing no questions at this time.

Tony Caputo - SafeNet — Chairman, President and CEO

Thank you. In closing, I am reminded that we have previously said many times that SafeNet’s goal is to set the standard for encryption-based network security. I believe that in ’03 the SafeNet team met that goal, by setting the bar high at the beginning of the year and then over-delivering on our promises. Our team is ready to do so again in ’04, and we appreciate the energy and enthusiasm of the SafeNet team, the long-term relationships with our customers, and your support. Thank you. Good evening.

Operator

Thank you for joining us on today’s call. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this transcript that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting SafeNet’s business generally, including those set forth in its filings with the Securities and Exchange Commission, including SafeNet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet’s results could differ materially from the expectations in these statements. SafeNet assumes no obligation and does not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and
Where to Find It

In connection with the proposed merger of SafeNet and Rainbow, SafeNet has filed with the SEC a Registration Statement on Form S-4 (File No. 333-110520) containing a joint proxy statement/prospectus and SafeNet and Rainbow have filed and may file other relevant materials in connection with the merger transaction. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 4690 Millennium Drive, Belcamp, Maryland 21017, (443) 327-1239. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision.

SafeNet and Rainbow, and their respective executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. Information about the executive officers and directors of SafeNet and Rainbow and their respective interests in the merger is available in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that SafeNet has filed with the SEC. Additional information regarding the executive officers and directors of SafeNet is available in the proxy statement for SafeNet’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003. Additional information regarding the executive officers and directors of Rainbow is available in the proxy statement for Rainbow’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003.